Exhibit 99.2

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three and nine months ended September 30, 2018 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of October 30, 2018. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine is one of the largest copper mines in North America. Taseko also owns the Florence Copper Project, which is advancing towards an expected construction decision by the end of 2019, as well as the Aley niobium, Harmony gold and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2018	2017	Change	2018	2017	Change
Revenues	74,297	78,508	(4,211)	232,749	282,891	(50,142)
Earnings from mining operations before depletion and amortization*	33,742	45,133	(11,391)	83,553	145,020	(61,467)
Earnings from mining operations	13,568	33,348	(19,780)	30,644	111,859	(81,215)
Net income (loss)	7,098	20,136	(13,038)	(16,054)	41,862	(57,916)
Per share – basic (“EPS”)	0.03	0.09	(0.06)	(0.07)	0.19	(0.26)
Adjusted net income (loss)*	1,464	13,405	(11,941)	(7,198)	42,965	(50,163)
Per share – basic (“adjusted EPS”)*	0.01	0.06	(0.05)	(0.03)	0.19	(0.22)
EBITDA*	37,718	48,457	(10,739)	63,597	141,407	(77,810)
Adjusted EBITDA*	31,940	42,356	(10,416)	71,728	133,110	(61,382)
Cash flows provided by operations	18,053	37,124	(19,071)	49,958	179,180	(129,222)

Operating Data (Gibraltar – 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Change	2018	2017	Change
Tons mined (millions)	29.0	23.3	5.7	83.1	66.2	16.9
Tons milled (millions)	8.0	7.2	0.8	22.9	22.0	0.9
Production (million pounds Cu)	43.0	35.1	7.9	99.4	115.7	(16.3)
Sales (million pounds Cu)	28.8	30.2	(1.4)	83.8	111.7	(27.9)

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS—CONTINUED

Third Quarter Highlights

•

Copper production in the third quarter was 43.0 million pounds (100% basis), which represents a 28% increase over the previous quarter as a result of the higher head grades and increased mill throughput;

•

Total copper sales for the quarter were 29.0 million pounds (100% basis), as concentrate shipments were delayed by poor rail service between the mine and the port terminal. As a result, inventories increased to 18.5 million pounds of copper (100% basis) at September 30, 2018. The lower sales affected the Company’s quarterly revenues by approximately $40 million and cash flow by approximately $30 million, based on current copper pricing. The excess inventory is expected to be sold in the fourth quarter;

•	Third quarter earnings from mining operations before depletion and amortization* were $33.7 million;

•	Net income was $7.1 million ($0.03 net earnings per share) and Adjusted net income* was $1.5 million ($0.01 per share);

•

Site operating costs, net of by-product credits* were US$1.34 per pound produced and Total operating costs (C1)* were US$1.58 per pound produced, as unit costs were positively impacted by the higher grades and production;

•	The Company has finalized an insurance claim of $7.9 million (75% basis) related to the Cariboo region wildfires in July 2017. Third quarter earnings include an insurance recovery of $3.9 million;

•

Construction of the Production Test Facility (“PTF”) for the Florence Copper Project was completed in October, on time and on budget. The facility is operational and first copper cathode is expected by the end of this year;

•	Cash flow from operations was $18.1 million, which was impacted by a $12.6 million working capital adjustment related to the increased inventories and the timing of customer payments;

•	At September 30, 2018 the Company held put options for 15 million pounds of copper with scheduled maturities over the fourth quarter of 2018 at a strike price of US$2.80 per pound; and

•	The Company’s cash balance at September 30, 2018 was $45 million, a reduction from the previous quarter mainly due to the build-up of unsold copper concentrate inventories.

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Tons mined (millions)	29.0	27.4	26.7	26.9	23.3
Tons milled (millions)	8.0	7.5	7.5	7.9	7.2
Strip ratio	1.7	1.9	4.1	4.9	4.1
Site operating cost per ton milled (CAD$)*	$10.60	$10.31	$8.68	$7.68	$5.93

Copper concentrate
Grade (%)	0.314	0.263	0.201	0.209	0.284
Recovery (%)	85.9	85.3	75.7	77.5	86.1
Production (million pounds Cu)	43.0	33.5	22.9	25.5	35.1
Sales (million pounds Cu)	28.8	32.2	22.8	32.0	30.2
Inventory (million pounds Cu)	18.5	4.2	2.9	2.7	9.3

Molybdenum concentrate
Production (thousand pounds Mo)	690	506	443	537	445
Sales (thousand pounds Mo)	709	424	433	589	403

Per unit data (US$ per pound produced)*
Site operating costs*	$1.50	$1.78	$2.25	$1.86	$0.97
By-product credits*	(0.16)	(0.12)	(0.23)	(0.17)	(0.09)
Site operating costs, net of by-product credits*	$1.34	$1.66	$2.02	$1.69	$0.88
Off-property costs	0.24	0.32	0.31	0.42	0.30
Total operating costs (C1)*	$1.58	$1.98	$2.33	$2.11	$1.18

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Third quarter results

Copper production in the third quarter was 43.0 million pounds, significantly higher than previous quarters as a result of improved head grade and increased concentrator throughput. The improved head grade was mainly achieved by developing a very high grade ore zone near the bottom of the Granite pit pushback faster than planned. During bench development, geotechnical drilling and rock structure evaluations indicated that the high wall could be steepened and additional ore benches could be developed deeper into the Granite Pit. Steepening of the high wall and accelerated mining allowed access to the higher grade ore quicker than that anticipated in the 2018 mine plan.

A total of 29.0 million tons were mined during the period, an increase over previous quarters as haulage truck hours were increased to meet mine plan sequencing requirements. The strip ratio for the third quarter of 1.7 to 1 was lower than recent quarters as a total of 2.9 million tons of mined ore was added to the ore stockpile in the period.

Site operating cost per ton milled* was $10.60 in the third quarter of 2018, which is higher than recent quarters. The increased operating costs are due to the increased mining rate as well as a reduction in the proportion of the mining costs that are capitalized. Waste stripping costs of $7.6 million (75% basis) were capitalized in the third quarter.

Site operating costs per pound produced* decreased to US$1.50 from US$1.78 in the previous quarter, primarily due to higher copper production. Site operating costs per pound produced* does not take into account the insurance recoverable of $3.9 million that was recorded in the third quarter.

Molybdenum production increased to 0.7 million pounds in the third quarter due to improved molybdenum plant operating performance. Molybdenum sales volumes were in line with production levels as the product is delivered to the customer at the mine gate and not affected by rail transportation delays. By-product credits per pound of copper produced* increased to US$0.16 in the third quarter from US$0.12 in the previous quarter.

Off-property costs per pound produced* were US$0.24 for the third quarter of 2018, which is lower than recent quarters as a result of lower copper sales volume relative to copper production during the current period. Off-property costs are lower in periods where sales volumes are lower. Total operating costs (C1) per pound* decreased to US$1.58, a 20% decrease from the second quarter of 2018.

GIBRALTAR OUTLOOK

Fourth quarter 2018 copper production is expected to return to more normal levels, and total copper production is expected to be approximately 130 million pounds for the 2018 year. Inventories of copper in concentrate increased to 18.5 million pounds at September 30, 2018, and we expect that during the fourth quarter rail service will move most of the excess inventory to the port for shipping. Sales volumes in the fourth quarter could be approximately 45 million pounds of copper (100% basis), depending on vessel scheduling and berth availability.

The Company has finalized an insurance claim of $7.9 million (75% basis) related to the Cariboo region wildfires in July 2017. Cash settlement is expected in the fourth quarter.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

Florence Copper Project

In September 2017, the Company announced that it was moving forward with the construction of the Production Test Facility (“PTF”) for the Florence Copper Project. The SX/EW Plant and the associated wellfield, comprised of 24 production, monitoring, observation and point of compliance wells.

Construction of the PTF progressed smoothly through the third quarter and has now been completed, on time and on budget. Total construction expenditures were $32.5 million (US$25.0 million) as at September 30, 2018. The wellfield and associated facilities are ready to commence leaching activities, and first copper production is expected by the end of the year. Construction expenditures on the PTF in the nine months ended September 30, 2018 were $27.3 million (US$20.8 million).

Successful operation of the in situ leaching process will allow permits to be amended for the full scale operation of 85 million pounds per year of copper cathode. It is anticipated that construction of the commercial scale operation could be commenced in the first half of 2020.

Aley Niobium Project

Environmental monitoring on the project continues and a number of product marketing initiatives are underway. A drill program was completed in the third quarter to collect samples for further metallurgical testing.

MARKET REVIEW

Copper                                                                  Molybdenum                                                         Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: London Metals Exchange, Platts Metals, and Bank of Canada)

Copper prices have continued to be very volatile over the last year. Changes in Chinese economic demand, copper supply disruptions, global trade policies, interest rate expectations and speculative investment activity have all contributed to the recent price volatility.

The average price of London Metals Exchange (“LME”) copper was US$2.77 per pound in the third quarter of 2018, which was 11% lower than the second quarter of 2018 and is approximately 4% lower than the third quarter of 2017. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The average molybdenum price was US$11.83 per pound in the third quarter of 2018, which was 2% higher than the second quarter of 2018. The Company’s sales agreement specifies molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar Mine’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar strengthened by approximately 2% during the third quarter of 2018.

FINANCIAL PERFORMANCE

Earnings

The Company’s net income was $7.1 million for the three months ended September 30, 2018, compared to a net income of $20.1 million for the same period in 2017. The decrease in net income was primarily due to the lower copper prices, higher depletion and amortization expense, and increased operating costs in the current period.

The Company’s net loss was $16.1 million for the nine months ended September 30, 2018, compared to a net income of $41.9 million for the same period in 2017. The decrease in net income was primarily due to the lower earnings from mining operations and unrealized foreign exchange differences on the Company’s US dollar denominated debt.

Earnings from mining operations before depletion and amortization* for the three and nine months ended September 30, 2018 was $33.7 million and $83.6 million, respectively, compared to earnings of $45.1 million and $145.0 million, respectively for the same periods in 2017. These decreases are a result of lower copper sales volumes and higher unit operating costs this year.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change
Net earnings (loss)	7,098	20,136	(13,038)	(16,054)	41,862	(57,916)
Unrealized foreign exchange gain (loss)	(5,244)	(10,299)	5,055	10,817	(19,225)	30,042
Unrealized (gain) loss on copper put options	(534)	647	(1,181)	(2,686)	1,072	(3,758)
Loss on copper call option	-	-	-	-	6,305	(6,305)
Loss on settlement of long-term debt	-	-	-	-	13,102	(13,102)
Write-down of mine equipment	-	3,551	(3,551)	-	3,551	(3,551)
Estimated tax effect of adjustments	144	(630)	774	725	(3,702)	4,427
Adjusted net income (loss)*	1,464	13,405	(11,941)	(7,198)	42,965	(50,163)

*Non-GAAP performance measure. See page 19 of this MD&A

In the three month period ended September 30, 2018, the Canadian dollar strengthened in comparison to the US dollar by 2%, resulting in an unrealized foreign exchange gain of $5.2 million. In the nine month period ended

TASEKO MINES LIMITED

Management’s Discussion and Analysis

September 30, 2018, the Canadian dollar weakened in comparison to the US dollar by 3%, resulting in an unrealized foreign exchange loss of $10.8 million. The unrealized foreign exchange gains and losses were primarily related to the Company’s US dollar denominated long-term debt.

Revenues

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change
Copper in concentrate	74,904	79,786	(4,882)	236,732	284,890	(48,158)
Molybdenum concentrate	8,044	3,052	4,992	17,892	15,988	1,904
Silver	1,000	325	675	3,169	1,351	1,818
Price adjustments on settlement receivables	(3,617)	1,509	(5,126)	(7,725)	6,461	(14,186)
Total gross revenue	80,331	84,672	(4,341)	250,068	308,690	(58,622)
Less: treatment and refining costs	(6,034)	(6,164)	130	(17,319)	(25,799)	8,480
Revenue	74,297	78,508	(4,211)	232,749	282,891	(50,142)

Copper in concentrate (thousands of pounds)*	20,836	21,806	(970)	60,588	80,738	(20,150)
Average realized copper price (US$ per pound)	2.63	3.00	(0.37)	2.91	2.76	0.15
Average LME copper price (US$ per pound)	2.77	2.88	(0.11)	3.01	2.70	0.31
Average exchange rate (US$/CAD)	1.31	1.25	0.06	1.29	1.31	(0.02)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended September 30, 2018 decreased by $4.9 million, compared to the same period in 2017, primarily due to a decrease in copper prices in the current period.

Copper revenues for the nine months ended September 30, 2018 decreased by $48.2 million, compared to the same period in 2017, primarily due to a decrease in copper sales volumes, partially offset by higher copper prices in the current period.

During the three and nine months ended September 30, 2018, price adjustments of negative $3.7 million and negative $8.1 million, respectively, were recorded for provisionally priced copper concentrate. These adjustments resulted in US$0.14 and US$0.10 per pound decreases to the average realized copper price for the three and nine months ended September 30, 2018.

Molybdenum revenues for the three and nine months ended September 30, 2018 increased by $5.0 million and $1.9 million, compared to the same periods in 2017. The increase in the three months ended September 30, 2018 was due to higher sales volume and higher molybdenum prices in the current period. The increase in the nine month period was due to higher molybdenum prices, partially offset by lower sales volumes in the current year. During the three and nine months ended September 30, 2018, price adjustments of positive $0.1 million and positive $0.4 million, respectively, were recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change
Site operating costs	63,436	31,904	31,532	169,984	122,098	47,886
Transportation costs	5,149	4,498	651	12,507	15,207	(2,700)
Insurance recoverable	(3,875)	-	(3,875)	(7,875)	-	(7,875)
Changes in inventories of finished goods	(17,439)	(5,440)	(11,999)	(17,593)	(5,696)	(11,897)
Changes in inventories of ore stockpiles	(6,716)	2,413	(9,129)	(7,827)	6,262	(14,089)
Production costs	40,555	33,375	7,180	149,196	137,871	11,325
Depletion and amortization	20,174	11,785	8,389	52,909	33,161	19,748
Cost of sales	60,729	45,160	15,569	202,105	171,032	31,073
Site operating costs per ton milled*	$10.60	$5.93	$4.67	$9.88	$7.41	$2.47

*Non-GAAP performance measure. See page 19 of this MD&A

Site operating costs for the three months and nine months ended September 30, 2018 increased by $31.5 million and $47.9 million, respectively. The cost increases are primarily a result of increased mining rates in the first nine months of 2018, and reduced allocations to capitalized stripping costs.

Site operating costs exclude costs that are allocated to capitalized stripping as a result of waste stripping in the Granite pit, in accordance with the mine plan. For the three and nine months ended September 30, 2018, $7.6 million and $30.0 million, respectively, was allocated to capitalized stripping, compared to $22.9 million and $51.6 million for the same periods in 2017.

The Company has finalized an insurance claim of $7.9 million (75% basis) related to the Cariboo region wildfires in July 2017. An insurance recovery of $3.9 million was recorded in the third quarter. During the first quarter of 2018, the Company recorded an insurance recoverable of $4 million. Cash settlement of the insurance claim is expected in the fourth quarter.

Cost of sales is also impacted by changes in ore stockpile and copper inventories. In the three months ended September 30, 2018, the ore stockpiles were increased by 2.9 million tons, resulting in an increase in inventories (decrease in cost of sales) of $6.7 million. In the third quarter of 2017, the ore stockpile inventory decreased by $2.4 million (increase in cost of sales) due to a decrease in the stockpiled tonnage.

In the three months ended September 30, 2018, the finished goods inventory was increased by 14.3 million pounds of copper, resulting in an increase in inventories (decrease in cost of sales) of $17.4 million.

Depletion and amortization for three and nine months ended September 30, 2018 increased by $8.4 million and $19.7 million, respectively, over the same periods in 2017. These differences are primarily due to increased amortization of capitalized stripping costs which has increased significantly in the current year as ore tons are now being mined from the new section of the Granite pit.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Other operating (income) expenses

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change
General and administrative	3,328	2,181	1,147	10,830	9,941	889
Share-based compensation expense (recovery)	(428)	2,231	(2,659)	(1,223)	5,673	(6,896)
Exploration and evaluation	(154)	450	(604)	1,381	1,409	(28)
Realized (gain) loss on copper put options	(194)	504	(698)	2,107	1,089	1,018
Unrealized (gain) loss on copper put options	(534)	647	(1,181)	(2,686)	1,072	(3,758)
Loss on copper call option	-	-	-	-	6,305	(6,305)
Write-down of mine equipment	-	3,551	(3,551)	-	3,551	(3,551)
Other income	(547)	(205)	(342)	(1,206)	(751)	(455)
	1,471	9,359	(7,888)	9,203	28,289	(19,086)

General and administrative costs have increased for the three and nine months ended September 30, 2018, compared to the same periods in 2017 primarily due to executive pension contributions during the third quarter.

Share-based compensation recovery for the three months and nine months ended September 30, 2018, was primarily due to the revaluation of the liability for deferred share units resulting from a decrease in the Company’s share price.

Exploration and evaluation costs for the three and nine months ended September 30, 2018, represent costs associated with the New Prosperity and Aley projects. During the three months ended September 30, 2018 the exploration and evaluation costs were offset by a $0.6 million tax credit related to the Aley project.

During the three and nine months ended September 30, 2018, the Company incurred a realized gain of $0.2 million and a realized loss of $2.1 million, respectively from copper put options that settled during the period. The unrealized gains of $0.5 million and $2.7 million, respectively relates to the fair value adjustment of copper put options.

A write-down of mine equipment of $3.6 million was recorded in the third quarter of 2017 to adjust the carrying value of certain Gibraltar Mine equipment to its estimated recoverable value. This mine equipment was replaced by equipment acquired under capital leases during the third quarter of 2017.

Finance expenses

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change
Interest expense	8,221	7,818	403	23,920	22,932	988
Finance expense – deferred revenue	1,020	-	1,020	3,162	-	3,162
Accretion of PER	588	567	21	1,791	1,704	87
Loss on settlement of long-term debt	-	-	-	-	13,102	(13,102)
	9,829	8,385	1,444	28,873	37,738	(8,865)

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Interest expense for the three and nine months ended September 30, 2018 increased by $0.4 million and $1.0 million, respectively, compared to the same period in 2017. The Company’s total interest costs are lower in the three and nine months ended September 30, 2018 due to reduced long-term debt as a result of the June 2017 refinancing. However, interest expense recorded on the income statement is higher in 2018 primarily because no interest was capitalized in the current year, whereas $2.6 million of interest was capitalized in the nine months ended September 30, 2017.

Finance expense – deferred revenue represents the financing component of the upfront deposit from the silver streaming arrangement.

Loss on settlement of long-term debt of $13.1 million in 2017 relates to the write-off of deferred financing costs and additional interest expense incurred upon the settlement of the senior notes and the senior secured credit facility in June 2017.

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change
Current income tax expense	280	420	(140)	770	1,396	(626)
Deferred income tax expense (recovery)	1,019	5,884	(4,865)	(967)	22,675	(23,642)
	1,299	6,304	(5,005)	(197)	24,071	(24,268)
Effective tax rate	15.4%	23.8%	(8.4)%	1.2%	36.5%	(35.3)%
Canadian statutory rate	27%	26%	1%	27%	26%	1%
B.C. Mineral tax rate	9.6%	9.6%	-	9.6%	9.6%	-

The income tax expense for the third quarter of 2018 decreased from the same quarter in 2017 mainly due to lower earnings resulting in lower estimated B.C. mineral taxes for the quarter. The deferred income tax expense is due in part to the reversal of certain deferred income tax assets in the quarter. The lower effective tax rate for the quarter is mainly impacted by items that are not included in income for tax purposes, such as the foreign exchange gain.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

(Cdn$ in thousands)	As at September 30, 2018	As at December 31, 2017	Change
Cash and cash equivalents	45,292	80,231	(34,939)
Other current assets	93,249	65,505	27,744
Property, plant and equipment	807,547	797,265	10,282
Other assets	45,994	45,709	285
Total assets	992,082	988,710	3,372
Current liabilities	68,760	50,139	18,621
Debt:
Senior secured notes	313,696	302,085	11,611
Capital leases and secured equipment loans	27,105	27,133	(28)
Deferred revenue	38,904	39,640	(736)
Other liabilities	188,352	202,633	(14,281)
Total liabilities	636,817	621,630	15,187
Equity	355,265	367,080	(11,815)
Net debt (debt minus cash and equivalents)	295,509	248,987	46,522
Total common shares outstanding (millions)	228.4	227.0	1.4

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets include accounts receivable, other financial assets and inventories (concentrate inventories, ore stockpiles, and supplies), along with prepaid expenses and deposits. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total long-term debt increased by $11.6 million for the nine months ended September 30, 2018, due primarily to the foreign exchange losses on the Company’s US dollar denominated debt and a new equipment loan for $9 million, partially offset by the payments on the Company’s capital leases and equipment loans. The Company’s net debt has increased by $46.5 million for the nine months ended September 30, 2018 which is due to capital expenditures at Florence and Gibraltar, as well as the build-up of inventories at Gibraltar.

Deferred revenue relates to the advance payment received in March 2017 from Osisko Gold Royalties Ltd. (“Osisko”) for the sale of future silver production from the Gibraltar Mine.

Other liabilities decreased by $14.3 million mainly due to the decrease in the provision for environmental rehabilitation (“PER”) and deferred tax liabilities.

The decrease in the PER is driven by an increase in the discount rates. At September 30, 2018, the Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates was 2.41% compared to 2.26% at December 31, 2017. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in discount rates.

As at October 30, 2018, there were 228,400,834 common shares outstanding. In addition, there were 10,408,400 stock options and 3,000,000 warrants outstanding at October 30, 2018. More information on these instruments

TASEKO MINES LIMITED

Management’s Discussion and Analysis

and the terms of their exercise is set out in Notes 13 and 15 of the September 30, 2018 unaudited condensed consolidated interim financial statements.

Liquidity, cash flow and capital resources

Copper sales volumes were significantly lower than production volumes during the third quarter of 2018 due to poor rail service between the mine and the port terminal. Operating cash flows for the period were $18.1 million, and were reduced by a negative working capital adjustment of $12.6 million, which primarily relates to the increase in inventories offset by an $8.0 million advance payment received from a customer.

Inventories increased to 18.5 million pounds of copper (100% basis) during the period, and the lower sales affected the Company’s third quarter cash flow by approximately $30 million. The excess inventory is expected to be sold in the fourth quarter of 2018.

The Company used $20.9 million of cash for investing activities in the third quarter, which included $6.8 million of cash payments for construction of the PTF at Florence, $7.6 million for capitalized stripping costs, $3.7 million on other capital expenditures for Gibraltar, $2.8 million on other project costs at the Florence and Aley projects.

Cash used for financing activities during the three months ended September 30, 2018 includes $3.5 million of principal and interest payments for capital leases and equipment loans.

During the nine months ended September 30, 2018, the Company generated operating cash flow of $50.0 million and used $69.3 million for investing activities. Investing activities in the period included $23.0 million of cash payments for construction of the PTF at Florence, $30.0 million for capitalized stripping costs, $8.7 million on other capital expenditures for Gibraltar, $7.1 million on other project costs at the Florence and Aley projects, and $1.1 million for the purchase of copper put options.

During the nine months ended September 30, 2017 the Company generated $106 million of positive cash flow from operating and investing activities, as a result of strong operating results at the Gibraltar Mine and including $44 million of cash proceeds from the sale of a silver stream to Osisko.

At September 30, 2018, the Company had cash and equivalents of $45 million (December 31, 2017 – $80 million) and continues to maintain a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business. The Company continues to make monthly principal repayments for capital leases and equipment loans, however, there are no principal payments required on the senior secured notes until the maturity date in June 2022.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project and Aley Niobium Project, and additional funding will be required to advance these projects to production. To address project funding requirements, the Company may seek to raise additional capital through debt or equity financings or asset sales (including royalties, sales of project interests, or joint ventures). The senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. The Company may also redeem or repurchase senior secured notes on the market. From time to time, the Company evaluates these alternatives, based on a number of factors including the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the

TASEKO MINES LIMITED

Management’s Discussion and Analysis

optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To partially mitigate commodity price risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the second quarter of 2018, the Company spent $1.1 million to purchase copper put options that mature evenly over the third and fourth quarters of 2018. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At October 30, 2018
Copper put options	15 million lbs	US$2.80 per lb	Q4 2018	$0.4 million

Commitments and contingencies

Commitments

	Payments due
($ in thousands)	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total
Debt [1]:
Repayment of principal	3,318	9,852	6,111	4,897	326,602	-	350,780
Interest	14,485	29,242	28,826	28,583	14,205	-	115,341
PER [2]	-	-	-	-	-	100.820	100,820
Operating leases	793	2,395	1,421	189	-	-	4,798
Capital expenditures [3]	1,162	-	-	-	-	-	1,162
Other expenditures [4]	821	4,061	613	322	241	-	6,058

1 As at September 30, 2018, debt is comprised of senior secured notes, capital leases and secured equipment loans.

2 As at September 30, 2018, provision for environmental rehabilitation amounts presented in the table represents the expected cost of environmental rehabilitation for Gibraltar Mine.

3 Capital expenditure commitments include only those items where the Company has entered into binding commitments.

4 Other expenditure commitments include the purchase of goods and services and exploration activities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $9.0 million as at September 30, 2018.

SUMMARY OF QUARTERLY RESULTS

	2018			2017				2016
(Cdn$ in thousands, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	74,297	94,273	64,179	95,408	78,508	99,994	104,389	94,628
Net earnings (loss)	7,098	(4,671)	(18,481)	(7,600)	20,136	5,247	16,479	5,113
Basic EPS	0.03	(0.02)	(0.08)	(0.03)	0.09	0.02	0.07	0.02
Adjusted net earnings (loss) *	1,464	2,337	(10,999)	(1,544)	13,405	14,305	15,254	16,404
Adjusted basic EPS *	0.01	0.01	(0.05)	(0.01)	0.06	0.06	0.07	0.07
EBITDA*	37,718	25,509	370	22,350	48,457	43,805	49,145	32,312
Adjusted EBITDA *	31,940	32,251	7,537	28,639	42,356	42,820	47,934	44,477

(US$ per pound, except where indicated)
Realized copper price *	2.63	3.13	2.98	3.30	3.00	2.61	2.72	2.54
Total operating costs *	1.58	1.98	2.33	2.11	1.18	1.31	1.33	1.48
Copper sales (million pounds)	21.6	24.2	17.1	24.0	22.6	30.5	30.6	30.3

*Non-GAAP performance measure. See page 19 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2017 annual consolidated financial statements and Notes 2 and 3 of the September 30, 2018 unaudited condensed consolidated interim financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, recovery of other deferred tax assets, insurance recoverable, and deferred revenue and finance expense determination.

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based option program (refer to Note 15 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	2018	2017
Salaries and benefits	1,291	697	5,168	4,169
Post-employment benefits	980	373	1,726	1,119
Share-based compensation expense (recovery)	(476)	2,210	(1,462)	5,560
	1,795	3,280	5,432	10,848

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended September 30, 2018, the Company incurred total costs of $0.3 million (Q3 2017: $0.3 million) in transactions with HDSI. Of these, $0.1 million (Q3 2017: $0.1 million) related to administrative, legal, exploration and tax services, $0.1 million related to reimbursements of office rent costs (Q3 2017: $0.1 million), and $0.1 million (Q3 2017: $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI.

For the nine month period ended September 30, 2018, the Company incurred total costs of $1.0 million (2017: $1.1 million) in transactions with HDSI. Of these, $0.4 million (2017: $0.5 million) related to administrative, legal, exploration and tax services, $0.4 million related to reimbursements of office rent costs (2017: $0.4 million), and $0.2 million (2017: $0.2 million) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2018	2017	2018	2017
Cost of sales	60,729	45,160	202,105	171,032
Less:
Depletion and amortization	(20,174)	(11,785)	(52,909)	(33,161)
Insurance recoverable	3,875	-	7,875	-
Net change in inventories of finished goods	17,439	5,440	17,593	5,696
Net change in inventories of ore stockpiles	6,716	(2,413)	7,827	(6,262)
Transportation costs	(5,149)	(4,498)	(12,507)	(15,207)
Site operating costs	63,436	31,904	169,984	122,098
Less by-product credits:
Molybdenum, net of treatment costs	(6,937)	(2,725)	(15,776)	(12,867)
Silver, excluding amortization of deferred revenue	42	(107)	(209)	(637)
Site operating costs, net of by-product credits	56,541	29,072	153,999	108,594
Total copper produced (thousand pounds)	32,251	26,306	74,516	86,780
Total costs per pound produced	1.75	1.11	2.07	1.25
Average exchange rate for the period (CAD/USD)	1.31	1.25	1.29	1.31
Site operating costs, net of by-product credits (US$ per pound)	1.34	0.88	1.61	0.96
Site operating costs, net of by-product credits	56,541	29,072	153,999	108,594
Add off-property costs:
Treatment and refining costs of copper concentrate	4,725	5,378	14,617	21,900
Transportation costs	5,149	4,498	12,507	15,207

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Total operating costs	66,415	38,948	181,123	145,701
Total operating costs (C1) (US$ per pound)	1.58	1.18	1.89	1.28

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;
•	Unrealized gain/loss on copper put options;
•	Losses on settlement of long-term debt and copper call option; and
•	Write-down of mine equipment.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands, except per share amounts)	2018	2017	2018	2017
Net income (loss)	7,098	20,136	(16,054)	41,862
Unrealized foreign exchange (gain) loss	(5,244)	(10,299)	10,817	(19,225)
Unrealized (gain) loss on copper put options	(534)	647	(2,686)	1,072
Loss on copper call option	-	-	-	6,305
Loss on settlement of long-term debt	-	-	-	13,102
Write-down of mine equipment	-	3,551	-	3,551
Estimated tax effect of adjustments	144	(630)	725	(3,702)
Adjusted net income (loss)	1,464	13,405	(7,198)	42,965
Adjusted EPS	0.01	0.06	(0.03)	0.19

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on copper put options;
•	Losses on settlement of long-term debt and copper call option; and
•	Write-down of mine equipment.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2018	2017	2018	2017
Net income (loss)	7,098	20,136	(16,054)	41,862
Add:
Depletion and amortization	20,174	11,785	52,909	33,161
Amortization of share-based compensation expense (recovery)	(386)	2,250	(994)	5,779
Finance expense	9,829	8,385	28,873	37,738
Finance income	(296)	(403)	(940)	(1,204)
Income tax expense (recovery)	1,299	6,304	(197)	24,071
EBITDA	37,718	48,457	63,597	141,407
Adjustments:
Unrealized foreign exchange (gain) loss	(5,244)	(10,299)	10,817	(19,225)
Write-down of mine equipment	-	3,551	-	3,551
Unrealized (gain) loss on copper put options	(534)	647	(2,686)	1,072
Loss on copper call option	-	-	-	6,305
Adjusted EBITDA	31,940	42,356	71,728	133,110

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2018	2017	2018	2017
Earnings from mining operations	13,568	33,348	30,644	111,859
Add:
Depletion and amortization	20,174	11,785	52,909	33,161
Earnings from mining operations before depletion and amortization	33,742	45,133	83,553	145,020

Site operating costs per ton milled

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, except per ton milled amounts)	2018	2017	2018	2017
Site operating costs (included in cost of sales)	63,436	31,904	169,984	122,098

Tons milled (thousands) (75% basis)	5,983	5,380	17,208	16,480
Site operating costs per ton milled	$10.60	$5.93	$9.88	$7.41